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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

YOUNG BROADCASTING, INC.
(Name of Issuer)
Class A Common Stock, $.001 par value per share
(Title of Class of Securities)
987434107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS TCS CAPITAL GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	5	SOLE VOTING POWER

NUMBER OF		1,111,046

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,111,046

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,111,046

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

1	NAMES OF REPORTING PERSONS ERIC SEMLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		1,495,246

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,495,246

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,495,246

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G/A
This Amendment No. 5 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of class A common stock, par value $0.001 per share (the “Common Stock”), of Young Broadcasting, Inc. (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
The Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P., a Cayman Islands Exempted Limited Partnership (“TCS Offshore) and (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”). TCS Capital holds 63,292 shares of the Common Stock, TCS Capital II holds 346,626 shares of the Common Stock, TCS Offshore holds 701,128 shares of the Common Stock, and TCS Select holds 384,200 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
This Amendment to amend and restate Item 4 as follows:.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
i) As of the date hereof, TCS GP may be deemed to be the beneficial owner of 1,111,046 Shares. This number consists of (A) 701,128 shares of Common Stock held for the account of TCS Offshore, (B) 63,292 shares of Common Stock held for the account of TCS Capital, and (C) 346,626 shares of Common Stock held for the account of TCS Capital II.
ii) As of the date hereof, Mr. Semler may be deemed to be the beneficial owner of 1,495,246 shares of Common Stock. This number consists of (A) 701,128 shares of Common Stock held for the account of TCS Offshore, (B) 63,292 shares of Common Stock held for the account of TCS Capital, (C) 346,626 shares of Common Stock held for the account of TCS Capital II and (D) 384,200 shares of Common Stock held for the account of TCS Select.
Item 4(b) Percent of Class:
ii) The number of shares of Common Stock TCS GP may be deemed to beneficially own constitutes approximately 5.3% of the total number of shares of Common Stock outstanding. (Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, the number of shares of Common Stock outstanding was 20,960,255 as of October 23, 2007.)
iii) The number of Shares Mr. Semler may be deemed to beneficially own constitutes approximately 7.1% of the total number of shares of Common Stock outstanding.

Item 4(c) Number of shares as to which such person has:

TCS GP
(i)	Sole power to vote or direct the vote	1,111,046
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,111,046
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Semler
(i)	Sole power to vote or direct the vote	1,495,246
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,495,246
(iv)	Shared power to dispose or to direct the disposition of	0

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	TCS CAPITAL GP, LLC
	By:	/s/ Eric Semler
		Name:	Eric Semler
		Title:	Managing Member

ERIC SEMLER
	By:	/s/ Eric Semler

EXHIBIT INDEX
A.	Joint Filing Agreement by and among Mr. Eric Semler and TCS Capital GP, LLC.